Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Revolution MD, Inc
5600 Crooked Pine Lane
Knoxville, TN 37921
http://rev-md.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Revolution MD, Inc
Address: 5600 Crooked Pine Lane, Knoxville, TN 37921
State of Incorporation: NV
Date Incorporated: August 01, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 15% Bonus Shares.

Early Bird Bonus

Invest within the two weeks and receive 10% Bonus Shares.

Amount-Based

$1,000+ | Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

$2,000+ | Tier 2

Invest $2,000+ and receive 10% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000+ and receive 15% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000+ and receive 20% Bonus Shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Revolution MD will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

In the wake of the pandemic, the overdose crisis has reached new heights that call for rethinking our response. In many parts of the country, the year-over-year overdose death rate jumped by more than 50% between 2019 and 2020. The Centers for Disease Control (CDC) calculates the average nationally to reach rates as high as 40%, bringing us over 93,000 overdose deaths nationally in 2020.

In addition, patients are not receiving effective pain relief for severe chronic pain as a result of unnecessary regulations and physicians' fear of a lack of compliance. Revolution MD has targeted this problem to significantly reduce opioid addiction and provide desperately needed pain relief for patients in need. We are solving the problem by using a patent-pending delivery system while providing patients with severe breakthrough pain the quality of life they deserve.

Revolution MD is not reinventing the wheel, we are putting together known pieces of technology in a novel way, however, to ensure a successful implementation, it was imperative to assemble a world-class team with highly specific areas of expertise with proven track records in the pharmaceutical, regulatory, healthcare, cyber security, intellectual property, and finance industries.

Revolution MD's device includes a patent-pending IoT device controlled by a high-performance blockchain network that utilizes biometric authentication as well as other abuse deterrents. All intellectual property is owned by the company. The high-performance blockchain network ensures real-time connectivity and control of the device. This allows interfaces with health care providers and enables remote activation and deactivation as well as the ability to taper patients off the medication. The data captured by the network is invaluable for various stakeholders including pharmaceutical companies, health care professionals, prescribing physicians, law enforcement, and regulatory agencies.

The company is currently in late-stage discussions with multiple parties to obtain significant investments. Discussions with strategic partners in the medical device and pharmaceutical sectors that include existing devices that would benefit from our technology as an add-on are also in progress.

Revolution MD, Inc. is a Nevada C-Corporation that is headquartered in Tennessee and was formed on August 1, 2018. Revolution MD, Inc. is currently in the pre-revenue stage of development.

Competitors and Industry

INDUSTRY

In 2018, the global opioids market size was valued at $25.4 billion and is projected to expand at a CAGR of 1.8% through 2026. Opioids are naturally occurring, synthetic or semi-synthetic compounds that bind to opioid receptors and activate them. Further, the opioid market is anticipated to witness steady growth in the future, owing to the rise in prevalence of orthopedic diseases due to sedentary lifestyle, increase in the geriatric segment, and expanding consumption of opioids for pain management.

COMPETITORS

While the delivery of drugs nasally, sublingually, or through pulmonary delivery is not new. Revolution MD is a technology integrator that has developed a game-changing approach to dealing with the opioid crisis through significant enhancements to the device itself, and, more importantly, through the integration of a communications and data capture platform. This is RevMD's unique value proposition.

The Company does not have competition from a similar device at this time, however, there are several companies with potential solutions to other aspects of the opioid crisis.

COOLIEF is a minimally invasive treatment option targeting nerves that transmit pain signals and the first and only radiofrequency ("RF") treatment, which is cleared by the FDA for the relief of osteoarthritis knee pain.

iPill uses a mobile application with a biometric authentication process to operate a portable tamper-resistant device to ensure patient treatment for pain, prevention of overconsumption, and diversion of opioids.

CognifiSense is a start-up developing virtual reality ("VR") pain management technologies. CognifiSense's core product, VR Neuropsychological Therapy or VRNT is a proprietary technology aimed at creating a lasting reduction in chronic pain.

Unlike other potential solutions Revolution MD is not reinventing the wheel. We are putting together known pieces of technology in a novel way. A simple & unified approach to opioid and pharmaceutical delivery can be an effective solution to overcome this problem, so the risk has been largely mitigated. We believe Revolution MD's superior method of dispensing medication will largely replace pills, prevent overdose, ensure patient compliance, revolutionize the delivery of medication worldwide and provide the information and data necessary to both mitigate the crisis and develop alternative solutions in the future.

Current Stage and Roadmap

CURRENT STAGE

Revolution MD has built multiple proof of concept devices. Our near-term strategy is one of the most cost-effective and timely ways to build substantial value.

• It will allow the company to showcase the network interface, connectivity, biometrics, data capturing

• Submit Pre-IND to obtain approval from the FDA to validate the regulatory strategy

• Complete the working device prototype to demonstrate consistent 1-2 micron droplet size mist.

The completion of RevMD's network interface, connectivity, biometrics, data capturing, Pre-IND submission, and working prototype will dramatically decrease risk

and in turn increase value. The estimated time to complete this phase is 12 months.

FUTURE ROADMAP

Upon the successful response from the FDA to the Pre-IND, the company plans to continue into phase one clinical trials in parallel to continuing ongoing discussions and secure strategic partners such as medical device, pharmaceutical, and healthcare companies as well as other key players.

The financial models have been developed to demonstrate i) the total size of the overall opportunity for a strategic player and ii) revenue and cash flow generating opportunity for RevMD through this alliance using a licensing model as a potential structure.

The Team

Officers and Directors

Name: Joshua Kimmel

Joshua Kimmel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Founder
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 4,937,500 shares of common stock. Annual salary of $70,000. Identify Strategic Partnerships, Primary Spokesperson Investor Relations, Oversight of Operations, Communicate Strategy to Team

Other business experience in the past three years:

- **Employer:** 4M Carbon Fiber Corp
  Title: President
  Dates of Service: January 01, 2017 - April 20, 2020
  Responsibilities: - Identify Strategic Partnerships - Primary Spokesperson - Investor Relations - Oversight of Operations - Communicate Strategy to Team

Name: Ken Greenwood

Ken Greenwood 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Compensation in the form of equity of 4,937,500 shares of

common stock. No salary. Manage & Develop IT & Network - Maintain IT Budget & Schedule - Manage technical Resources - Evaluate and Implement Customer Interface

Other business experience in the past three years:

- **Employer:** Healthcare Integrated Technologies
  Title: CTO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: - Manage & Develop IT & Network - Maintain IT Budget & Schedule - Manage technical Resources - Evaluate and Implement Customer Interface

Name: Mike Agentis

Mike Agentis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 1,000,000 shares of common stock. No Salary. Business Operations - Finances - Cost & Schedule Control - Project Management - Policies & procedures - Cost & Schedule Control - Project Management - Policies & procedures

Other business experience in the past three years:

- **Employer:** 4M Carbon Fiber Corp.
  Title: COO
  Dates of Service: February 01, 2019 - April 01, 2020
  Responsibilities: - Business Operations - Finances - Cost & Schedule Control - Project Management - Policies & procedures

Name: Jurgen Vollrath

Jurgen Vollrath's current primary role is with Exponential Technology Counsel . Jurgen Vollrath currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Intellectual Property Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 1,000,000 shares of common stock. No salary. Assist in valuation of intellectual property - Creation of competitive

technology map - Evaluate potential infringements

Other business experience in the past three years:

- **Employer:** Exponential Technology Counsel
  Title: President
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Provide legal counsel to high tech companies. Structuring IP portfolios and developing and executing acquisition strategies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the global opioid market. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational medical device or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Inhale device. Delays or cost overruns in the development of our Inhale device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Revolution MD was formed on October of 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Revolution MD has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Inhale device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's

intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Revolution MD Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Revolution MD Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Kimmel	4,937,500	Common Stock	36.97
Ken Greenwood	4,937,500	Common Stock	36.97

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 13,356,250 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $307,760.00
  Number of Securities Sold: 437,500
  Use of proceeds: Intellectual property filings, developing the regulatory strategy, determining the device technology, building a prototype, and developing the network architecture.
  Date: December 01, 2021
  Offering exemption relied upon: Need help with this question.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The longevity of the business is contigent upon our ability to secure a significant amount of funding until the company generates revenue, licenses the technology or is acquired. The company will execute additional capital raises as key milestones are met or strategic investments are realized.

Foreseeable major expenses based on projections:

Major expenses will be related to clinical trials, software development and personel.

Future operational challenges:

The company has a highly experienced in all aspects of the business, however clinical trials could take longer and cost more if there is a delay or not favorable results.

Future challenges related to capital resources:

The company needs to secure a signifcant amount of capital to make meaningful progress. As with most comapnies, it is imperative to achieve milestones with each capital raise to continue to build shareholder value.

Future milestones and events:

The successful submission and approval of the Pre-IND from the FDA and the completion of the final device that will be used for clinical trials will significantly derisk the project and increase the value.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is approximately $26,000. The company has access to additional capital investments from the founders and advisors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important for the company to make significant progress, however the company has a number of existing opportunites with potential strategic and private investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are essential for the company to make significant progress. There is no guarantee the company will close a strategic partnership or significant private investment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company only raises the minimum, we will need to coninue to raise private capital from private investors, founders and advisors to continue operating for more than 4 months. Our current burn rate is approximately $6,000 per month, but needs to be increased to make significant progress.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will have approximately 12 months of capital to execute on the filing of the Pre-IND, complete the device to be utilized for stage one clinical trials and build out the network interface and connectivity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is has multiple opportunies that are in late stage discussions with private and strategic investments. The company is confident it will secure a signifcant investment(s) in addition to the campaign and will continue to evaluate future capital raises.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $26,712,500.00

Valuation Details:

The valuation of the company is validated by our assets including the intellectual property, proven track records in specific areas of expertise, and confirmed by industry comps and financial model with an associated discount based on the level of risk.

The company raised initial funding of approximately $400,000 at a $10 million dollar valuation prior to adding the team, filing the intellectual property, developing the regulatory strategy, determining the device technology, building a prototype, and developing the network architecture.

Revolution MD has pending patents in the United States and Canada related to improvements to existing hardware including abuse and diversion deterrents and integration of a communications and data capture platform that utilizes a high-performance blockchain network.

Revolution MD is not reinventing the wheel, we are putting together known pieces of technology in a novel way, however, to ensure a successful implementation, it was imperative to assemble a team with highly specific areas of expertise with proven track records in the pharmaceutical, regulatory, healthcare, cyber security, intellectual property, and finance industries.

Igor Gonda was the former CEO and President of Aradigm Corporation where he successfully developed and licensed an opioid inhaler and is one of the longest

working pharmaceutical inhalation scientists. Bill Pittman is the former President and COO of DeRoyal Industries. DeRoyal is a global manufacturer of over 3000 medical devices that has over 3,000,000 sq. ft. under roof in 6 U.S. states and 7 countries. Their annual revenue is approaching $1B. Ken Greenwood has had a 20-year career in enterprise-scale software and development, AI research and design, models generation, system architecture, integration, and big data analytics. Jurgen Vollrath was the former CIPO at SAP who directly reported to Hasso Plattner; co-founder of Corinthian Ophthalmic where he developed and brought a small particle misting device to market. Don Treacy PH.D. Analytical Chemistry & CEO of the Magothy Group, is an inventor holding many patents, including a pulsed dose drug delivery system and an antiviral agent. Susan Clausen, Ph.D. is currently a Principal at Magothy Consulting Group with over 20 years of experience in pharmaceutical development. Her expertise includes clinical, regulatory, and biopharmaceutics strategy and implementation for development programs. Richard Dapaah was a Venture Adviser with MBX Capital, a venture capital firm that funds high-impact healthcare and life sciences strategies. Prior to MBX Capital, Richard was part of the founding team at Shire Capital Management, a global multi-strategy investment firm.

The company is currently in late discussions with multiple parties to obtain significant investments. In addition to discussions with strategic partners in the medical device and pharmaceutical sectors that include existing devices that would benefit from our technology as an add-on.

This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options, and no outstanding convertible securities. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The company will focus the minimum funding goal proceeds on marketing as the success of the StartEngine campaign is essential to the companies success. The balance of the funds will be used as additional capital on hand for operating expenses.

- *Operations*
  46.5%
  The additional capital will be used for operating expenses and additional on hand capital.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  The company will focus approximately 15% of maximum funding goal proceeds on marketing as the success of the StartEngine campaign is essential to the companies success.

- *Regulatory Submissions*
  15.0%
  The company will prepare and submit the Pre-IND to the FDA to gain regulatory approval.

- *Operations*
  31.5%
  This capital will allow the company to showcase the network interface, connectivity, biometrics and data capturing capability.

- *Device Engineering*
  35.0%
  The company will be finalizing engineering the device in preparation for phase one clinical trials.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://rev-md.com/ (rev-md.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revolution-md

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Revolution MD, Inc

[See attached]

REVOLUTION MD, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Revolution MD, Inc
Knoxville, Tennessee

We have reviewed the accompanying financial statements of Revolution MD, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 24, 2021
Los Angeles, California

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 3,693	$ 48,743
Prepaids and other current assets	1,324	-
Total current assets	**5,017**	**48,743**
Total assets	$ **5,017**	$ **48,743**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities	-	-
STOCKHOLDERS EQUITY		
Common Stock	125	129
Additional Paid In Capital	307,760	249,871
Retained earnings/(Accumulated Deficit)	(302,868)	(201,257)
Total stockholders' equity	**5,017**	**48,743**
Total liabilities and stockholders' equity	$ **5,017**	$ **48,743**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	101,399	200,909
Sales and marketing	213	348
Total operating expenses	101,611	201,257
Operating income/(loss)	(101,611)	(201,257)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(101,611)	(201,257)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (101,611)	$ (201,257)

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018	-				
Issuance of stocks	12,937,500	$ 129	$ 249,871		$ 250,000
Net income/(loss)				(201,257)	(201,257)
Balance—December 31, 2019	12,937,500	129	249,871	$ (201,257)	$ 48,743
Capital contribution			57,889		57,889
Share repurchase	(437,500)	(4)			(4)
Net income/(loss)				(101,611)	(101,611)
Balance—December 31, 2020	12,500,000	$ 125	$ 307,760	$ (302,868)	$ 5,017

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(101,611)	$	(201,257)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(1,324)		-
Net cash provided/(used) by operating activities		(102,935)		(201,257)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		57,889		250,000
Share repurchase		(4)		
Net cash provided/(used) by financing activities		57,885		250,000
Change in cash		(45,051)		48,743
Cash—beginning of year		48,743		-
Cash—end of year	$	3,693	$	48,743
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Revolution MD, Inc was incorporated on October 1, 2018 in the state of Nevada. The financial statements of Revolution MD, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Knoxville, Tennessee.

Revolution MD Corporation (RevMD) is a Bio-Tech company focused on providing an alternate delivery system for prescription medications. We use a high transaction blockchain network to control dispensing the medication to the prescribed user though a biometrically controlled device. Our initial focus uses our technology to address the opioid crisis that claims the lives of over 47,000 people in the United States each year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020 and 2019, there were no accounts receivable requiring collection

Prepaid Expenses

Prepaid expenses include rent paid in advance, prepaid payroll, service fees and subscription fees for periods subsequent to December 31, 2020 and 2019.

Property and Equipment

As of December 31, 2020 and 2019, there was no property and equipment.

Impairment of Long Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2020 and 2019, the Company disposed property and equipment with carrying amount of $0 and $0, respectively, and recognized no loss on disposals of property and equipment in the statements of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a

customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. .

As of December 31, 2020 and 2019, deferred revenue pertaining to revenue collected but not yet earned amounted to $0 and $0, respectively, and are recognized as current liabilities in the balance sheets

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $213 and $348, which is included in sales and marketing expense.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, convertible notes payable, term loan and SAFE liabilities.

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies

to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepayments	1,324	-
Total Prepaids Expenses and other Current Assts	$ 1,324	$ -

4. DEBT

As of December 31, 2020 and 2019, the Company has no debt financing agreements.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 12,500,000 and 12,937,500 have been issued and are outstanding.

Stock warrants

As of December 31, 2020 and 2019, the Company did not issue any stock warrants.

Stock Options

As of December 31, 2020 and 2019, the Company did not issue any stock options.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (28,451)	$ (56,352)
Valuation Allowance	28,451	56,352
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (84,803)	$ (56,352)
Valuation Allowance	84,803	56,352
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $302,868, and the Company had state net operating loss ("NOL") carryforwards of approximately $302,868. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2020 and 2019, the Company did not have any lease commitments.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 24, 2021 the date the financial statements were available to be issued.

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. No option has been issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses amounting to $101,611 and $201,257 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $302,938 as of December 31, 2020, and has current assets of $3,692 and Liabilities of -$1,324& as of December 31, 2020. The Company has not yet generated revenues and incurred operating expenses of $201,257 and $101,611 for the years ended December 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $201,257 and $101,611 for the years ended December 31, 2020 and 2019, respectively.

 These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to

continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts.

The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Host: 130 Americans die every day from opioid overdoses.

That's 47,000 deaths each year.

And responses to the COVID-19 epidemic have made it even worse.

We're about to change that.

At Revolution MD we are building an opioid inhaler with a thumbprint lock. When you need a dose,

You will press your thumb on it, and it will automatically measure the dose for you and may help to prevent overdose. And it will know if you recently took a dose so you can't accidentally overdose or abuse. At the end of your prescription, it will automatically taper the dose downward, curbing withdrawal symptoms and weaning you off naturally, with less discomfort.

Host: Because this is a connected health device, physicians will automatically receive patient compliance reports, and we believe will be in a better position to improve the patient's health while ensuring controlled substances compliance.

Our device combines already-existing, proven technologies into a novel product: a personal, discrete inhaler with medication schedules, addiction protection, patient compliance reporting, and tamper resistance.

Model: "But can you inhale opioids? What would that do to my lungs?"

Host: "We have run eleven clinical trials which show that inhaled opioids are as good as IV, and it has fewer side effects."

INHALE is currently in the prototype phase.

Our team has developed a pocket-sized, proof-of-concept model which emulates the final inhaler product.

Join us as we work to develop a solution for the opioid epidemic and seek to advance healthcare technology, with ...

INHALE

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.